UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                         THE HOUSTON EXPLORATION COMPANY
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                    442120101
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 2 OF 4 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                2,876,800
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,876,800
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                2,876,800
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 3 OF 4 PAGES
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       The Schedule 13D filed on February 21, 2006 by Jana Partners LLC, a
Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, $0.01 par value, of The Houston Exploration Company (the "Issuer"), as previously amended by Amendment No. 1 to the Schedule 13D filed on April 17, 2006, Amendment No. 2 to the Schedule 13D filed on April 24, 2006, Amendment No. 3 to the Schedule 13D filed on April 28, 2006, Amendment No. 4 to the Schedule 13D filed on May 3, 2006, and Amendment No. 5 to the
Schedule 13D filed on May 16, 2006, is hereby further amended as set forth below by this Amendment No. 6 to the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

    Item 3 of the Schedule 13D is hereby amended and restated as follows:

     As of the date of this filing, the Reporting Person may be deemed the beneficial owner of 2,867,800 Shares. The aggregate purchase price of the Shares owned beneficially by the Reporting Person is approximately $ 165,391,059.21. Such Shares were acquired with investment funds in accounts under management.

Item 4.       Purpose of Transaction.

    Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     On June 1, 2006, the Reporting Person sent a demand (the "Demand") under Delaware law for certain books and records of the Issuer. In the Demand, the Reporting Person cites the Board's possible breach of their fiduciary duties and waste of corporate assets, pointing to the Board's failure to maximize shareholder value and to inform themselves, and the excessive level of executive compensation and benefits. A copy of the press release and the Demand are attached hereto as Exhibits G and H, respectively, and are incorporated herein by reference.

Item 5.       Interest in Securities of the Company.

     Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 29,092,280 Shares outstanding, which is the total number of Shares outstanding as of May 9, 2006 as reported in the Issuer's quarterly report for the quarter ended March 31, 2006.

     As of the close of business on June 2, 2006, the Reporting Person may be deemed to beneficially own 2,876,800 Shares constituting approximately 9.9% of the Shares outstanding.

        (b) The Reporting Person has sole voting and dispositive powers over the 2,876,800 Shares reported herein, which powers are exercised by the Principals.

        (c) The following transactions in the Shares were effected by the Reporting Person since the most recent filing of Schedule 13D. All of the transactions in the Shares were effected in open market purchases on the NYSE through various brokerage entities.

                Date of        Shares Purchased        Price Per
               Transaction          (Sold)             Share ($)

                5/26/2006            20,000              $51.79
                5/26/2006            24,700              $51.98
                5/26/2006            35,100              $51.75
                5/30/2006            25,000              $52.39
                5/30/2006            25,000              $51.91
                5/30/2006            32,000              $52.15
                5/31/2006            47,300              $52.08
                5/31/2006            50,000              $52.02


Item 7.       MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

7. Exhibit G - Press release, dated June 2, 2006.

8. Exhibit H - Demand for Right to Inspect Books and Records, dated June 1,
               2006.

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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 4 OF 4 PAGES
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 2, 2006



                                      JANA PARTNERS LLC

                                      By: /s/ Barry Rosenstein
                                          --------------------------------
                                          Name: Barry Rosenstein
                                          Title: Managing Partner

                                      By: /s/ Gary Claar
                                          --------------------------------
                                          Name: Gary Claar
                                          Title: Managing Director